Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings
Net income	$116,485	$109,715	$106,511	$85,303	$66,101
Fixed charges	80,017	56,404	40,154	37,755	47,020
Adjusted earnings	$196,502	$166,119	$146,665	$123,058	$113,121

Fixed charges
Interest expense	$80,017	$56,404	$40,154	$37,755	$47,020
Ratio of earnings to fixed charges	2.5x	2.9x	3.7x	3.3x	2.4x